CONSULTING AGREEMENT
THIS CONSULTING AGREEMENT (this "Agreement"), dated as of March 20, 2002, between Liquidix, Inc. a Florida corporation having its principal office at 16929 Enterprise Drive, Suite 206, Fountain Hills, Arizona (the "Company") and Joshua A. Sall having an address at 1875 Century Park East, Suite 2250, Los Angeles, CA 90067 (the "Consultant").

RECITALS

This Agreement is made with reference to the following facts and circumstances.

	A.	The Company wishes to engage the services of the Consultant to advise and consult with the Company on certain business and financial matters in foreign markets as set forth in this Agreement.

	B.	The Consultant is willing to accept such engagement, on the
terms set forth in this Agreement.

AGREEMENT

In consideration of the foregoing premises and the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Consultant hereby agree as follows:

1. Engagement.

	1.1 The Company hereby engages the services of the Consultant, as an independent contractor beginning upon the execution of this Agreement and ending on August 20, 2002 (the "Term"), and the Consultant hereby accepts such engagement, for the purposes set forth in section 1.2.

 	1.2 The scope of the services to be rendered by the Consultant to the Company include and are limited to the following:

	(a) The Consultant shall advise and consult with the Company's board of directors and executive officers regarding the Company's business strategies, including the evaluation of targets and the structuring of transactions in Europe;

	(b) The Consultant shall consult with the Company regarding an image campaign in foreign markets;

	(c) The Consultant shall be responsible for coaching the members of the board of management of the Company to prepare them for presentations at press/analyst conferences and one-on-one meetings; this includes rehearsals, preparation of lectures and working through fact lists, which shall be prepared by the Company;

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	(d) The Consultant will attempt to identify potential strategic partners, customers and working relationships in foreign markets;

	(e) The Consultant will assist the Company with translating the Executive Summary of the Company from English to German;

	(f) The Consultant shall provide the Company with two (2) round-trip business class air ticket for travel from the United States to Germany;

	(g) The Consultant shall provide the Company with all intracontinental train and air tickets needed to travel to scheduled meetings during the one week tour;

	(h) The Consultant shall cover all lodging expenses incurred by the Company during the one-week scheduled tour;

	(i) Expenses arising from any additional related functions including but not limited to: printing, advertising, and the contracting of external advisors/consultants, shall be borne by the Company when prior written consent of the Company has been obtained by the Consultant; and

	(j) The Consultant shall devote such time to this engagement as is reasonably necessary, but the Consultant need not devote full time or attention to the engagement. The Company recognizes that the Consultant has numerous clients and engagements, and that this engagement is not exclusive.

	1.3 Notwithstanding any of the services to be performed above, the Consultant is prohibited from rendering, and hereby acknowledges that none of the foregoing consulting services permit or require him to render, services in any way connected to capital raising or promoting, making a market or conditioning the market with respect to the Company's capital stock or any other services or activities that would cause any shares of common stock issuable by the Company as payment of all or part of the Consulting Fee to be ineligible for registration for resale on Form S-8 with the Securities and Exchange Commission.

2. Consulting Fees.

	2.1 In consideration of the services to be performed hereunder, the Company shall pay Consultant $170,000 USD (the "Consulting Fee"), payable in either cash or in shares of the common stock of the Company (the "Tendered Shares"), in accordance with Section 2.2 below; provided, however, that the Consulting Fee may only be paid to Consultant as Tendered Shares is the Tendered Shares have already been registered for resale with the Securities and Exchange Commission on a Form S-8 registration statement, or other registration statement which will allow the Tendered Shares to be freely traded and offered for sale without restriction. In connection with the receipt by Consultant of

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Tendered Shares, the Consultant agrees to execute, from time to time, one or more of the Company's standard forms of Investment Representation Letter, a copy of which has been delivered to Consultant, and such other instruments as shall be reasonably requested by the Company in connection with the payment of the Consulting Fee in shares of the Company's common stock. If the Consulting Fee is not paid in a timely manner on the specified due date, then Company shall may a cash payment to Consultant in an amount equal to one percent (1%) of the outstanding balance of the Consulting Fee due at such time, for each day that the Consulting Fee remains unpaid beyond the payment date, with said amount paid as liquidated damages, and which represents a fair and reasonable estimate of the damages that will be incurred by Consultant in the event of such a default. Consultant acknowledges that he must, and agrees to, provide to the Company and its counsel the information required to be included in such a registration statement regarding the Consultant.

	2.2 All payments shall be in United States dollars and are due on or before the following dates and in the following amounts:

	(a) June 14, 2002: Company shall pay Consultant $113,332.00 U.S.D. or such number of Tendered Shares having a fair market value equal to $113,332.00 on June 14, 2002, based on the average of the previous three lowest closing bid prices;

	(b) August 23, 2002: Company shall pay Consultant $56,666.00 U.S.D. or such number of Tendered Shares having a fair market value equal to $56,666 on August 23, 2002, based on the average of the previous three lowest closing bid prices.

	2.3	Consultant agrees to enter into a shareholder agreement with the Company as requested by the Company to be negotiated in good faith.

	3. Termination.

	This Agreement may not be terminated during the course of its Term except by the non-breaching party upon material breach of this Agreement by the other party.

	4. Miscellaneous.

	4.1 The relationship between the Company and the Consultant created by this Agreement is that of independent contractors. The Consultant is not, by virtue of this Agreement, and shall not for any purpose be deemed to be hereunder, an officer, employee, agent or affiliate of the Company. The services to be rendered by the Consultant pursuant to this Agreement do not include the services or activities of an Investment Advisor, as that term is defined by U.S. federal or state laws and, in performing services under this

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Agreement, the Consultant shall not be deemed to be an Investment Advisor under such laws.

	4.2 The Company hereby agrees to defend, indemnify, and hold the Consultant harmless from and against any and all claims, damages, judgments, penalties, costs, and expenses (including attorney fees and court costs now or hereafter arising from the enforcement of this clause) arising directly or indirectly from the consulting services provided by the Consultant under Section
1.2 of this Agreement (except to the extent of Consultant's gross negligence in the performance of those services), or from the activities of the Company or any of its shareholders, officers, directors, employees, agents or affiliates, whether such claims are asserted by any governmental agency or any other person. The Consultant hereby agrees to defend, indemnify, and hold the Company and its agents and employees harmless from and against any and all claims, damages, judgments, penalties, costs, and expenses (including attorney fees and court costs now or hereafter arising from the enforcement of this clause) arising directly or indirectly from Consultant's gross negligence (or that of any agent or employee of Consultant) in the performance of the consulting services, or any conduct outside the scope of the consulting services, provided by the Consultant under Section 1.2 of this Agreement, whether such claims are asserted by any governmental agency or any other person. These indemnities shall survive termination of this Agreement.

	4.3 Any notice required or permitted to be given under this Agreement shall be made to the addresses for the parties set forth below, and shall be deemed properly given at the time of: i) personal delivery; ii) receipt by via facsimile with a confirmation of receipt; or iii) received by certified mail, as indicated on the return receipt.

To the Company:
Liquidix, Inc.
Attn:  Jenelle Ray
16929 Enterprise Drive, Suite 206
Fountain Hills, AZ 85268


To the Consultant:
Joshua A. Sall
1875 Century Park East
Suite 2250
Los Angeles, CA 90067

	4.4 If any legal action, dispute, or other proceeding arises or is commenced to interpret, enforce or recover damages for the breach of any term of this Agreement, the prevailing Party shall be entitled to recover reasonable attorney's fees incurred in connection with that action, in addition to costs of suit.

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	4.5 This Agreement shall be governed by, and construed in accordance with the laws of the State of California without respect to conflicts of laws principles. The courts of Orange County, California shall have exclusive jurisdiction for any action arising out of or related to this Agreement.

	4.6 This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and supersedes any prior or contemporaneous agreements or understandings relating to the subject matter hereof.

	4.7 The terms and conditions of this Agreement shall inure to the benefit of, and be binding upon, the respective successors and permitted assigns of the parties hereto. This agreement may not be assigned without the prior written consent of the non-assigning party. No person shall be a third party beneficiary of this Agreement except as specifically provided herein.

	4.8 The provisions of this Agreement are severable. If any provisions of this Agreement shall be held to be invalid or otherwise unenforceable, in whole or in part, the remainder of the provisions or enforceable parts thereof shall not be affected thereby and shall be enforced to the fullest extent permitted by law.

	4.9 No amendment, modification or alteration of the terms or provisions of this Agreement shall be binding unless the same shall be in writing and duly executed by the Parties, except that any of the terms or provisions of this Agreement may be waived in writing at any time by the Party which is entitled to the benefits of such waived terms or provisions. No waiver of any of the provisions of this Agreement shall be deemed to or shall constitute a waiver of any other provision hereof (whether or not similar). No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof.

	4.10 This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Telecopies and fax copies of original signature pages shall be deemed to be originally-signed signature pages for all purposes of this Agreement.
[signature page follows]

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	IN WITNESS WHEREOF, the parties have executed this Agreement, effective as of the date first above written.

THE CONSULTANT:				THE COMPANY:

Joshua Sall						Liquidix, Inc.
----------------					By Jenelle A. Ray
Joshua Sall                                             -----------------
		Name:                                      Jenelle A. Ray
		Title:                                     Vice-President
Date signed: June 11,2002